October 19, 2006
Securities and Exchange Commission
100 F Street, N.E.,
Washington, DC 20549

Attn:  Filing Desk
To Whom It May Concern:

By means of this letter I authorize Matthias Alder, Gregor Mirow and Christian Itin of Micromet, Inc., and Christian Plaza, Darren DeStefano, Kenneth Krisko, Alex Driggs, Brian Leaf, Geoffrey Ossias and Christy Reyes of Cooley Godward Kronish LLP, or any of them individually, to sign on my behalf all forms required under Section 16(a) of the Securities Exchange Act of 1934, as amended, relating to transactions involving the stock or derivative securities of Micromet, Inc. (the "Company"). Any of these individuals is accordingly authorized to sign any Form 3, Form 4, Form 5 or amendment thereto which I am required to file with the same effect as if I had signed them myself.

This authorization shall remain in effect until revoked in writing by me.

Yours truly,

/s/Christopher Schnittker